Exhibit 99.1



U.S. CONCRETE ANNOUNCES RECORD REVENUE FOR ITS THIRD QUARTER 2016 RESULTS

Third Quarter 2016 Highlights Compared to Third Quarter 2015[1]

- Consolidated revenue increased 11.3% to $328.6 million
- Ready-mixed concrete revenue increased 12.6% to $297.9 million
- Ready-mixed concrete average sales price improved 6.1% to $132.70 per cubic yard
- Aggregate products revenue increased 16.7% to $22.1 million
- Aggregate products average sales price improved 13.0% to $11.93 per ton
- Net income from continuing operations per diluted share of $2.35 compared to $0.11
- Net income of $38.0 million
- Income from continuing operations of $38.1 million compared to $1.7 million
- Total Adjusted EBITDA increased 9.6% to $54.0 million
- Generated net cash provided by operating activities of $56.9 million and Adjusted Free Cash Flow of $50.5 million
- Acquired two premier ready-mixed concrete producers in the New York City market which expanded the Company's regional footprint and customer base

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[1] Total Adjusted EBITDA and Adjusted Free Cash Flow are non-GAAP financial measures. Please refer to the reconciliations and other information at the end of this press release.

EULESS, TEXAS – November 3, 2016 – U.S. Concrete, Inc. (NASDAQ: USCR), a leading producer of construction materials in select major markets across the United States, today reported record results for the quarter ended September 30, 2016. In the third quarter of 2016, we reported net income of $38.0 million compared to net income of $1.6 million in the third quarter of 2015. Results for the third quarter of 2016 include the recognition of a $21.8 million non-cash derivative related gain compared to a $26.9 million non-cash derivative related loss in the third quarter of 2015. During the 2016 third quarter, income from continuing operations was $38.1 million, as compared to $1.7 million in the 2015 third quarter. Total Adjusted EBITDA increased to $54.0 million in the third quarter of 2016, compared to $49.3 million in the prior year third quarter. Net income as a percentage of revenue was 11.6% in the third quarter of 2016, compared to 0.6% in the third quarter of 2015.

William J. Sandbrook, President and Chief Executive Officer of U.S. Concrete, stated, "We continue to successfully build strong leadership positions in our major metropolitan markets and strengthen our footprint through accretive acquisitions, which has led to the record results we are reporting this quarter. During the third quarter, consolidated revenue increased 11.3% to $328.6 million on both higher volume and selling prices in both ready-mixed concrete and aggregates. Our leadership position in our markets enabled us to achieve our 22nd straight quarter of year-over-year ready-mixed concrete price increases and a 6.6% increase in our year-over-year ready-mixed concrete volume this quarter."

Mr. Sandbrook continued, "We are very pleased that we continue to drive superior execution of our strategy and achieve high levels of operational excellence. Also, we produced these record results for the third quarter even with a significantly higher than normal level of rainfall in north Texas in August of 2016. Our underlying demand trends in New York, San Francisco and the Dallas / Fort Worth area continue to be positive, reflecting our balanced exposure to high growth markets as evidenced by year-over-year and sequential increases in our ready-mixed concrete backlog."

Mr. Sandbrook concluded, "In August, we acquired two well-established ready-mixed concrete businesses in New York which further complements our position in that market. Our acquisition pipeline continues to provide opportunities for selective, accretive growth in both our ready-mixed concrete and aggregate platforms, and we are very focused on the potential to enter into new major metropolitan areas."

THIRD QUARTER 2016 RESULTS COMPARED TO THIRD QUARTER 2015 RESULTS

Consolidated revenue increased 11.3% to $328.6 million, compared to $295.1 million in the prior year third quarter. Revenue from the ready-mixed concrete segment increased $33.4 million, or 12.6%, compared to the prior year third quarter, driven by both volume and pricing. The Company's ready-mixed concrete sales volume was 2.2 million cubic yards, up 6.6% compared to the prior year third quarter. Ready-mixed concrete average sales price per cubic yard increased $7.60, or 6.1%, to $132.70 compared to $125.10 in the prior year third quarter. Ready-mixed concrete material spread increased 5.4% from $62.73 per cubic yard in the prior year third quarter to $66.10 for the third quarter of 2016. Ready-mixed concrete backlog at the end of the 2016 third quarter was approximately 7.7 million cubic yards, up 19.9% compared to the end of the prior year third quarter. Aggregate products sales volume was 1.6 million tons, up 5.1% compared to the prior year third quarter. Aggregate products average sales price improved 13.0% to $11.93 per ton in the 2016 third quarter.

During the 2016 third quarter, income from operations increased $2.8 million to $36.2 million, with an income from operations margin of 11.0% compared to 11.3% in the third quarter of 2015. On a non-GAAP basis, our consolidated Adjusted Gross Profit increased $6.6 million to $75.1 million in the 2016 third quarter, with an Adjusted Gross Margin of 22.9% compared to 23.2% in the prior year third quarter. Adjusted Gross Profit and Adjusted Gross Margin are non-GAAP financial measures. Please refer to the reconciliations and other information at the end of this press release.

Selling, general and administrative ("SG&A") expenses were $25.1 million in the 2016 third quarter compared to $23.2 million in the prior year third quarter. As a percentage of revenue, SG&A expenses were 7.6% in the 2016 third quarter, compared to 7.9% in the prior year third quarter, reflecting tight cost controls.

During the 2016 third quarter, income from continuing operations was $38.1 million, as compared to $1.7 million in the 2015 third quarter. Total Adjusted EBITDA of $54.0 million in the 2016 third quarter increased $4.7 million compared to the prior year third quarter. Ready-mixed concrete segment Adjusted EBITDA increased $5.4 million to $51.4 million in the 2016 third quarter primarily due to the higher volumes and selling prices. Aggregate products Adjusted EBITDA of $7.0 million in the 2016 third quarter increased $0.6 million compared to the prior year third quarter.

For the third quarter of 2016, net income was $38.0 million, or $2.34 per diluted share, compared to net income of $1.6 million, or $0.10 per diluted share, in the third quarter of 2015. Adjusted Net Income from Continuing Operations was $19.3 million, or $1.19 per diluted share in the third quarter 2016, compared to $18.7 million, or $1.18 per diluted share, in the prior year third quarter, including the impact of a normalized tax rate of 40% in both periods. Adjusted Net Income from Continuing Operations in the third quarter of 2016 excludes a $21.8 million non-cash gain on derivatives resulting from fair value changes in the Company's warrants. This compares to a non-cash derivative loss of $26.9 million during the third quarter of 2015. The non-cash derivative gains and losses were primarily due to changes in the price of the Company's common stock during each period. Adjusted Net Income from Continuing Operations is a non-GAAP financial measure. Please refer to the reconciliation and other information at the end of this press release.

FIRST NINE MONTHS OF 2016 RESULTS COMPARED TO FIRST NINE MONTHS OF 2015 RESULTS

Consolidated revenue for the first nine months of 2016 increased 19.4% to $849.4 million, versus $711.1 million in the comparable prior year period driven by higher volume and pricing in both ready-mixed concrete and aggregates. Revenue from the ready-mixed concrete segment increased $132.0 million, or 20.7%, for the first nine months of 2016 compared to the prior year period. Aggregate products revenue increased $12.9 million, or 29.7%, for the first nine months of 2016 compared to the prior year period.

For the first nine months of 2016, net income was $24.5 million compared to net income of $0.8 million for the first nine months of 2015. During the first nine months of 2016, income from continuing operations was $25.0 million as compared to income from continuing operations of $1.2 million in the first nine months of 2015. For the first nine months of 2016, Total Adjusted EBITDA of $113.7 million was $14.5 million greater than the $99.2 million in the comparable prior year period. Ready-mixed concrete segment Adjusted EBITDA increased by $11.5 million to $111.8 million compared to the prior year period. Aggregate products segment Adjusted EBITDA increased by $4.7 million to $15.1 million compared to the prior year period.

BALANCE SHEET AND LIQUIDITY

Net cash provided by operating activities in the third quarter of 2016 was $56.9 million compared to net cash provided by operating activities in the prior year third quarter of $21.3 million. The Company's Adjusted Free Cash Flow in the third quarter of 2016 was $50.5 million, compared to $16.9 million in the prior year third quarter.

At September 30, 2016, the Company had cash and cash equivalents of $66.0 million and total debt of $452.5 million, resulting in Net Debt of $386.5 million. Net Debt increased by $114.8 million from December 31, 2015, largely as a result of the Company's senior unsecured notes offering during the second quarter of 2016 and financing related to the purchase of additional mixer trucks and mobile equipment, partially offset by the redemption of its 2018 senior secured notes and repayment of all amounts outstanding under its revolving credit facility during the second quarter of 2016. The Company had $209.5 million of unused availability under its revolving credit facility as of September 30, 2016. Net Debt is a non-GAAP financial measure. Please refer to the reconciliation and other information at the end of this press release.

THIRD QUARTER 2016 ACQUISITIONS

In August 2016, the Company acquired Jenna Concrete Corp. and Kings Ready Mix, two well-established ready-mixed concrete producers primarily serving high- and mid-rise projects in New York City. The acquisition of these companies adds two leading brands in quality and service, while further improving the Company's plant network to more efficiently serve regional customers.

CONFERENCE CALL AND WEBCAST DETAILS

U.S. Concrete will host a conference call on Thursday, November 3, 2016 at 10:00 a.m. Eastern time (9:00 a.m. Central), to review its third quarter 2016 results. To participate in the call, please dial (877) 312-8806 – Conference ID: 3990156 at least ten minutes before the conference call begins and ask for the U.S. Concrete conference call.

A live webcast will be available on the Investor Relations section of the Company's website at www.us-concrete.com. Please visit the website at least 15 minutes before the call begins to register, download and install any necessary audio software. A replay of the conference call and archive of the webcast will be available shortly after the call on the Investor Relations section of the Company's website at www.us-concrete.com.

ABOUT U.S. CONCRETE

U.S. Concrete serves the construction industry in several major markets in the United States through its two business segments: ready-mixed concrete and aggregate products. The Company has 154 standard ready-mixed concrete plants, 16 volumetric ready-mixed concrete facilities, and 15 producing aggregates facilities. During 2015, U.S. Concrete sold approximately 7.0 million cubic yards of ready-mixed concrete and approximately 4.9 million tons of aggregates.

For more information on U.S. Concrete, visit www.us-concrete.com.

(Tables Follow)

U.S. CONCRETE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2015	2016	2015
Revenue	$ 328,588	$ 295,111	$ 849,383	$ 711,144
Cost of goods sold before depreciation, depletion and amortization	253,477	226,620	674,451	558,702
Selling, general and administrative expenses	25,104	23,200	71,447	63,100
Depreciation, depletion and amortization	14,139	12,565	38,795	31,411
Loss (gain) on revaluation of contingent consideration	714	(723)	2,325	(1,387)
(Gain) loss on sale of assets	(1,003)	43	(1,016)	5
Income from operations	36,157	33,406	63,381	59,313
Interest expense, net	(7,635)	(5,446)	(19,933)	(15,966)
Derivative gain (loss)	21,772	(26,854)	6,430	(46,401)
Loss on extinguishment of debt	—	—	(12,003)	—
Other income, net	405	585	1,412	1,478
Income (loss) from continuing operations before income taxes	50,699	1,691	39,287	(1,576)
Income tax expense (benefit)	12,577	(22)	14,317	(2,805)
Income from continuing operations	38,122	1,713	24,970	1,229
Loss from discontinued operations, net of taxes	(166)	(94)	(518)	(391)
Net income	$ 37,956	$ 1,619	$ 24,452	$ 838
Basic income (loss) per share:				
Income from continuing operations	$ 2.50	$ 0.12	$ 1.67	$ 0.09
Loss from discontinued operations, net of taxes	(0.01)	(0.01)	(0.04)	(0.03)
Net income per share – basic	$ 2.49	$ 0.11	$ 1.63	$ 0.06
Diluted income (loss) per share:				
Income from continuing operations	$ 2.35	$ 0.11	$ 1.54	$ 0.08
Loss from discontinued operations, net of taxes	(0.01)	(0.01)	(0.03)	(0.03)
Net income per share – diluted	$ 2.34	$ 0.10	$ 1.51	$ 0.05
Weighted average shares outstanding:				
Basic	15,222	14,223	14,978	13,946
Diluted	16,240	15,822	16,186	15,251

U.S. CONCRETE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	September 30, 2016	December 31, 2015
	(Unaudited)	(Restated)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 66,020	$ 3,925
Trade accounts receivable, net of allowances of $5,216 and $6,125 as of September 30, 2016 and December 31, 2015, respectively	207,720	171,256
Inventories	42,211	36,726
Prepaid expenses	6,116	4,243
Other receivables	7,325	7,765
Other current assets	2,365	2,374
Total current assets	331,757	226,289
Property, plant and equipment, net of accumulated depreciation, depletion, and amortization of $128,677 and $102,479 as of September 30, 2016 and December 31, 2015, respectively	339,751	248,123
Goodwill	141,787	100,204
Intangible assets, net	126,152	95,754
Deferred income taxes	—	6,026
Other assets	2,777	5,301
Total assets	$ 942,224	$ 681,697
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 116,998	$ 80,419
Accrued liabilities	92,767	85,854
Current maturities of long-term debt	16,391	9,386
Derivative liabilities	31,275	67,401
Total current liabilities	257,431	243,060
Long-term debt, net of current maturities	436,099	266,214
Other long-term obligations and deferred credits	40,514	38,416
Deferred income taxes	5,721	—
Total liabilities	739,765	547,690
Commitments and contingencies		
Equity:		
Preferred stock	—	—
Common stock	17	16
Additional paid-in capital	247,839	201,015
Accumulated deficit	(23,705)	(48,157)
Treasury stock, at cost	(21,692)	(18,867)
Total stockholders' equity	202,459	134,007
Total liabilities and equity	$ 942,224	$ 681,697

U.S. CONCRETE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands)

	Nine Months Ended September 30,	
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 24,452	$ 838
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, depletion and amortization	38,795	31,411
Debt issuance cost amortization	1,431	1,311
Amortization of discount on long-term incentive plan and other accrued interest	445	268
Net (gain) loss on derivative	(6,430)	46,401
Net loss (gain) on revaluation of contingent consideration	2,325	(1,387)
Net (gain) loss on sale of assets	(1,016)	97
Excess tax benefits from stock-based compensation	(3,785)	—
Loss on extinguishment of debt	12,003	—
Deferred income taxes	9,772	(3,814)
Provision for doubtful accounts and customer disputes	1,421	3,261
Stock-based compensation	5,678	4,994
Changes in assets and liabilities, excluding effects of acquisitions:		
Accounts receivable	(24,969)	(62,662)
Inventories	(4,376)	(650)
Prepaid expenses and other current assets	(1,906)	36
Other assets and liabilities	2,168	319
Accounts payable and accrued liabilities	32,497	36,303
Net cash provided by operating activities	88,505	56,726
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property, plant and equipment	(31,041)	(12,763)
Payments for acquisitions, net of cash acquired	(124,481)	(109,338)
Proceeds from disposals of property, plant and equipment	1,920	663
Proceeds from disposal of businesses	375	1,052
Net cash used in investing activities	(153,227)	(120,386)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from revolver borrowings	128,904	147,757
Repayments of revolver borrowings	(173,904)	(91,507)
Proceeds from issuance of debt	400,000	—
Repayments of debt	(200,000)	—
Premium paid on early retirement of debt	(8,500)	—
Proceeds from exercise of stock options and warrants	166	457
Payments of other long-term obligations	(4,143)	(2,250)
Payments for other financing	(8,880)	(6,074)
Debt issuance costs	(7,786)	—
Excess tax benefits from stock-based compensation	3,785	—
Other treasury share purchases	(2,825)	(6,317)
Net cash provided by financing activities	126,817	42,066
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	62,095	(21,594)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,925	30,202
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 66,020	$ 8,608

SEGMENT FINANCIAL INFORMATION

Our two reportable segments consist of ready-mixed concrete and aggregate products. Our chief operating decision maker evaluates segment performance and allocates resources based on Adjusted EBITDA. The following tables set forth certain unaudited financial information relating to our continuing operations by reportable segment (in thousands, except average sales price amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2015	2016	2015
Revenue:				
Ready-mixed concrete				
Sales to external customers	$ 297,858	$ 264,428	$ 770,479	$ 638,491
Aggregate products				
Sales to external customers	12,289	10,970	30,756	25,063
Intersegment sales	9,839	7,990	25,641	18,436
Total aggregate products	22,128	18,960	56,397	43,499
Total reportable segment revenue	319,986	283,388	826,876	681,990
Other products and eliminations	8,602	11,723	22,507	29,154
Total revenue	$ 328,588	$ 295,111	$ 849,383	$ 711,144
Reportable Segment Adjusted EBITDA				
Ready-mixed concrete Adjusted EBITDA	$ 51,394	$ 46,042	$ 111,809	$ 100,262
Aggregate products Adjusted EBITDA	$ 7,005	$ 6,403	$ 15,080	$ 10,372

	Three Months Ended September 30,		Year-Over-Year % Change	Nine Months Ended September 30,		Year-Over-Year % Change
	2016	2015		2016	2015	
Ready-Mixed Concrete						
Average sales price per cubic yard	$ 132.70	$ 125.10	6.1%	$ 129.64	$ 123.46	5.0%
Sales volume in cubic yards	2,240	2,102	6.6%	5,929	5,145	15.2%
Aggregate Products						
Average sales price per ton	$ 11.93	$ 10.56	13.0%	$ 11.78	$ 10.38	13.5%
Sales volume in tons	1,595	1,518	5.1%	4,205	3,539	18.8%

NON-GAAP FINANCIAL MEASURES

Total Adjusted EBITDA and Total Adjusted EBITDA Margin

We define Total Adjusted EBITDA as our income (loss) from continuing operations plus income tax expense (benefit), depreciation, depletion and amortization, net interest expense, loss on extinguishment of debt, derivative (gain) loss, non-cash gain (loss) on revaluation of contingent consideration, non-cash stock compensation expense, acquisition-related professional fees, and officer severance. Acquisition-related professional fees consists of fees and expenses for accountants, lawyers and other professionals incurred during the negotiation and closing of strategic acquisitions and does not include fees or expenses associated with post-closing integration of strategic acquisitions. We define Total Adjusted EBITDA Margin as the amount determined by dividing Total Adjusted EBITDA by total revenue. We have included Total Adjusted EBITDA and Total Adjusted EBITDA Margin herein because they are widely used by investors for valuation and comparing our financial performance with the performance of other building material companies. We also use Total Adjusted EBITDA and Total Adjusted EBITDA Margin to monitor and compare the financial performance of our operations. Total Adjusted EBITDA does not give effect to the cash we must use to service our debt or pay our income taxes and thus does not reflect the funds actually available for capital expenditures. In addition, our presentation of Total Adjusted EBITDA may not be comparable to similarly titled measures other companies report. Total Adjusted EBITDA and Total Adjusted EBITDA Margin are not intended to be used as an alternative to any measure of our performance in accordance with GAAP. The following table reconciles Total Adjusted EBITDA to the most directly comparable GAAP financial measure, which is income (loss) from continuing operations (in thousands).

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2015	2016	2015
Total Adjusted EBITDA Reconciliation				
Income from continuing operations	$ 38,122	$ 1,713	$ 24,970	$ 1,229
Income tax expense (benefit)	12,577	(22)	14,317	(2,805)
Income (loss) from continuing operations before income taxes	50,699	1,691	39,287	(1,576)
Depreciation, depletion and amortization	14,139	12,565	38,795	31,411
Interest expense, net	7,635	5,446	19,933	15,966
Loss on extinguishment of debt	—	—	12,003	—
Derivative (gain) loss	(21,772)	26,854	(6,430)	46,401
Non-cash loss (gain) on revaluation of contingent consideration	714	(723)	2,325	(1,387)
Non-cash stock compensation expense	1,558	2,448	5,678	4,994
Acquisition-related professional fees	1,003	969	2,129	3,057
Officer severance	—	—	—	357
Total Adjusted EBITDA	$ 53,976	$ 49,250	$113,720	$ 99,223
Income from continuing operations margin	11.6%	0.6%	2.9%	0.2%
Total Adjusted EBITDA Margin	16.4%	16.7%	13.4%	14.0%

Adjusted Gross Profit and Adjusted Gross Margin

We define Adjusted Gross Profit as our income from operations, plus depreciation, depletion and amortization, selling, general and administrative expenses, loss (gain) on revaluation of contingent consideration, and (gain) loss on sale of assets. We define Adjusted Gross Margin as the amount determined by dividing Adjusted Gross Profit divided by total revenue. We have included Adjusted Gross Profit and Adjusted Gross Margin herein because they are widely used by investors for valuing and comparing our financial performance from period to period. We also use Adjusted Gross Profit and Adjusted Gross Margin to monitor and compare the financial performance of our operations. The following table reconciles Adjusted Gross Profit to the most directly comparable GAAP financial measure, which is income from operations (in thousands).

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	**2015**	**2016**	**2015**
Adjusted Gross Profit Reconciliation				
Income from operations	$ 36,157	$ 33,406	$ 63,381	$ 59,313
Add: Depreciation, depletion and amortization	14,139	12,565	38,795	31,411
Add: Selling, general and administrative expenses	25,104	23,200	71,447	63,100
Add: Loss (gain) on revaluation of contingent consideration	714	(723)	2,325	(1,387)
Add: (Gain) loss on sale of assets	(1,003)	43	(1,016)	5
Adjusted Gross Profit	$ 75,111	$ 68,491	$ 174,932	$ 152,442
Income from operations margin	11.0%	11.3%	7.5%	8.3%
Adjusted Gross Margin	22.9%	23.2%	20.6%	21.4%

Adjusted Net Income from Continuing Operations and Adjusted Net Income from Continuing Operations per Diluted Share

We define Adjusted Net Income from Continuing Operations as net income, plus loss from discontinued operations, net of taxes, income tax expense (benefit), derivative (gain) loss, loss on extinguishment of debt, non-cash stock compensation expense, acquisition-related professional fees, officer severance and non-cash loss (gain) on revaluation of contingent consideration. We also adjust Adjusted Net Income from Continuing Operations for a normalized effective income tax rate of 40%. We define Adjusted Net Income from Continuing Operations per Diluted Share as Adjusted Net Income from Continuing Operations on a diluted per share basis. Acquisition-related professional fees consists of fees and expenses for accountants, lawyers and other professionals incurred during the negotiation and closing of strategic acquisitions and does not include fees or expenses associated with post-closing integration of strategic acquisitions.

We have included Adjusted Net Income from Continuing Operations and Adjusted Net Income from Continuing Operations per Diluted Share herein because they are used by investors for valuation and comparing our financial performance with the performance of other building material companies. We use Adjusted Net Income from Continuing Operations and Adjusted Net Income from Continuing Operations per Diluted Share to monitor and compare the financial performance of our operations.

The following tables reconcile (i) Adjusted Net Income from Continuing Operations to the most directly comparable GAAP financial measure, which is net income and (ii) Adjusted Net Income from Continuing Operations per Diluted Share to the most directly comparable GAAP financial measure, which is net income per diluted share (in thousands, except per share amounts).

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2015	2016	2015
Adjusted Net Income from Continuing Operations Reconciliation				
Net income	$ 37,956	$ 1,619	$ 24,452	$ 838
Add: Loss from discontinued operations, net of taxes	166	94	518	391
Add: Income tax expense (benefit)	12,577	(22)	14,317	(2,805)
Income (loss) from continuing operations before income taxes	50,699	1,691	39,287	(1,576)
Add: Derivative (gain) loss	(21,772)	26,854	(6,430)	46,401
Add: Loss on extinguishment of debt	—	—	12,003	—
Add: Non-cash stock compensation expense	1,558	2,448	5,678	4,994
Add: Acquisition-related professional fees	1,003	969	2,129	3,057
Add: Officer severance	—	—	—	357
Add: Non-cash loss (gain) on revaluation of contingent consideration	714	(723)	2,325	(1,387)
Adjusted income from continuing operations before income taxes	32,202	31,239	54,992	51,846
Normalized income tax expense[1]	12,881	12,496	21,997	20,738
Adjusted Net Income from Continuing Operations	$ 19,321	$ 18,743	$ 32,995	$ 31,108

(1) Assumes a normalized effective tax rate of 40% in both periods.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	**2015**	**2016**	**2015**
Adjusted Net Income from Continuing Operations per Diluted Share Reconciliation				
Net income per diluted share	$ 2.34	$ 0.10	$ 1.51	$ 0.05
Add: Loss from discontinued operations, net of taxes per diluted share	0.01	0.01	0.03	0.03
Add: Income tax (benefit) expense per diluted share	0.77	—	0.89	(0.18)
Income (loss) from continuing operations before income taxes per diluted share	3.12	0.11	2.43	(0.10)
Impact of derivative (gain) loss	(1.34)	1.70	(0.39)	3.04
Loss on extinguishment of debt	—	—	0.74	—
Impact of non-cash stock compensation expense	0.10	0.15	0.35	0.33
Impact of acquisition-related professional fees	0.06	0.06	0.13	0.20
Impact of officer severance	—	—	—	0.02
Impact of non-cash loss (gain) on revaluation of contingent consideration	0.04	(0.05)	0.14	(0.09)
Adjusted income from continuing operations before income taxes	1.98	1.97	3.40	3.40
Normalized income tax expense[1]	0.79	0.79	1.36	1.36
Adjusted Net Income from Continuing Operations per Diluted Share	$ 1.19	$ 1.18	$ 2.04	$ 2.04

(1) Assumes a normalized effective tax rate of 40% in both periods.

Adjusted Free Cash Flow

We define Adjusted Free Cash Flow as net cash provided by operating activities less capital expenditures, plus proceeds from the sale of property, plant and equipment, plus proceeds from disposals of business units. We consider Adjusted Free Cash Flow to be an important indicator of our ability to service our debt and generate cash for acquisitions and other strategic investments. However, Adjusted Free Cash Flow is not intended to be used as an alternative to any measure of our liquidity in accordance with GAAP. The following table reconciles Adjusted Free Cash Flow to the most directly comparable GAAP financial measure, which is net cash provided by operating activities (in thousands).

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	**2015**	**2016**	**2015**
Adjusted Free Cash Flow Reconciliation				
Net cash provided by operating activities	$ 56,895	$ 21,330	$ 88,505	$ 56,726
Less: capital expenditures	(8,108)	(5,339)	(31,041)	(12,763)
Plus: proceeds from the sale of property, plant and equipment	1,547	123	1,920	663
Plus: proceeds from the disposal of business units	125	802	375	1,052
Adjusted Free Cash Flow	$ 50,459	$ 16,916	$ 59,759	$ 45,678

Net Debt

We define Net Debt as total debt, including current maturities and capital lease obligations, less cash and cash equivalents. We believe that Net Debt is useful to investors as a measure of our financial position. We use Net Debt to monitor and compare our financial position. However, Net Debt is not intended to be used as an alternative to any measure of our financial position in accordance with GAAP. The following table reconciles Net Debt to the most directly comparable GAAP financial measure, which is total debt, including current maturities and capital lease obligations (in thousands).

	As of September 30, 2016		As of December 31, 2015	
Net Debt Reconciliation				
Total debt, including current maturities and capital lease obligations	$	452,490	$	275,600
Less: cash and cash equivalents		66,020		3,925
Net Debt	$	386,470	$	271,675

Net Debt to Total Adjusted EBITDA

We define Net Debt to Total Adjusted EBITDA as Net Debt divided by Total Adjusted EBITDA for the applicable last twelve month period. We believe that Net Debt to Total Adjusted EBITDA is useful to investors as a measure of our financial position. We use this measure to monitor and compare our financial position from period to period. However, Net Debt to Total Adjusted EBITDA is not intended to be used as an alternative to any measure of our financial position in accordance with GAAP. The following table presents our calculation of Net Debt to Total Adjusted EBITDA and the most directly comparable GAAP ratio, which is total debt to LTM income from continuing operations (in thousands).

	Twelve Month Period October 1, 2015 to September 30, 2016	
Total Adjusted EBITDA Reconciliation		
Income from continuing operations	$	18,647
Income tax expense		17,901
Income from continuing operations before income taxes		36,548
Depreciation, depletion and amortization		50,954
Interest expense, net		25,701
Loss on extinguishment of debt		12,003
Derivative loss		7,185
Non-cash loss on revaluation of contingent consideration		4,644
Non-cash stock compensation expense		6,508
Acquisition-related professional fees		2,832
Total Adjusted EBITDA	$	146,375
Net Debt	$	386,470
Total debt to LTM income from continuing operations		24.27x
Net Debt to Total Adjusted EBITDA as of September 30, 2016		2.64x

Contact: U.S. Concrete, Inc. Investor Relations
844-828-4774
IR@us-concrete.com